EXHIBIT 99.2

VOX ROYALTY CORP.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual general meeting of shareholders of Vox Royalty Corp. (the “Company”) held on May 8, 2025 (the “Meeting”). The total number of shares voted was 34,819,633 or 68.60% of the total issued and outstanding shares of the Company.

Description of Matter	Outcome of Vote
Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the five nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Kyle Floyd	13,873,331	69.564%	6,070,045	30.436%
	Rob Sckalor	19,909,161	99.828%	34,215	0.172%
	Shannon McCrae	16,263,443	81.548%	3,679,933	18.452%
	Alastair McIntyre	14,939,653	74.910%	5,003,723	25.090%
	Donovan Pollitt	14,381,572	72.112%	5,561,804	27.888%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

Ernst & Young LLP was appointed auditor of the Company until the Company’s next annual meeting and the directors were authorized to fix the auditor’s remuneration. The report on ballot confirmed shareholders voted as follows: “for” 34,753,656 (99.811%) and “withheld” 65,977 (0.189%).

Dated as of the 8th day of May 2025.

Vox Royalty Corp.

/s/ Pascal Attard
Name: Pascal Attard Title: Chief Financial Officer